Exhibit 99.5

DLocal Limited Declares Dividend Distribution

MONTEVIDEO, Uruguay, May 14, 2025 – DLocal Limited (NASDAQ: DLO, “DLocal” or the “Company”), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced that it has declared a extraordinary cash dividend of an aggregate of US$150,000,000, equivalent to approximately US$0.5251 per share, to shareholders of record as of the close of business on May 27, 2025. The dividend is expected to be paid on or about June 10, 2025.

In addition, going forward, we intend to pay annual cash dividends to the holders of our common shares at an amount equal to 30% of our free cash flow for the prior year. We do not have a legal obligation to pay an annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors, having regard to the best interests of the Company and any limitations imposed by law and our memorandum and articles of association and will depend on our financial condition, earnings, cash needs, regulatory constraints, contractual obligations, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends.

About DLocal

DLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One DLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com